Mail Stop 3561

October 18, 2007

Mr. John Wang, Chief Executive Officer
Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong
52-2801-5383

      Re: **Hambrecht Asia Acquisition Corp.**
             Registration Statement on Form F-1
             Filed on September 18, 2007
             File No. 333-146147

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriters has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

2.   Prior to effectiveness of this registration statement, please confirm with the staff that you resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

3.   We note that you intend to focus on consummating a business combination with a company in the People's Republic of China ("China" or "PRC") in any industry you choose, and you are not limited to any particular industry or type of business. Please clarify if you are restricted from considering businesses outside the PRC. If you are allowed to consider a business opportunity outside the PRC, please disclose the factors the company would use to choose an alternate country. Does this criterion differ from those used to evaluate PRC businesses? If so, please explain.

4.   Please tell us the factors you considered in determining to value this offering at $32,000,000 ($36,800,000 if the underwriters' over-allotment option is exercised in full). You list general factors on page 15. Please focus on the specific factors that led you to this value. Please also tell us the factors you considered when determining that you might need $30,400,000 ($34,960,000 if the underwriters' over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement.

5.   Please confirm that the purchasers in the private placement of the warrants are using their own funds to purchase their securities. Also revise to indicate, throughout the prospectus, the amount of beneficial ownership in AEX Enterprises Limited by Elizabeth Hambrecht and William Hambrecht.

6.   Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. Also revise to clarify the potential effects of a down payment or lockup provision on the company's ability to conduct its search for an operating business.

7.   We note that the company may acquire businesses "through contractual arrangements." Please provide greater detail in the business section to explain this structure and address how these contractual arrangements would be structured to shift the economic benefits and risks to the company. Also clarify the effects of using contractual arrangements for an acquisition. Would the company be subject to the regulations promulgated by the various Chinese governmental agencies governing the approval process by which a Chinese company may participate in an acquisition of its assets? Would the company be required under Chinese law to make applications to the various Chinese agencies?

Cover page

8.   We note your reference on the cover page and elsewhere to acquiring control through a re-

organization. In an appropriate section, please revise to further discuss this and the unique risks associated with acquiring a company in this manner.

Summary, page 1

9.   Please describe the role of AEX Enterprises Limited ("AEX") has with the company and this offering in greater detail.

10.   Please clearly identify all founders or promoters in the summary section.

11.   Please identify the source of your economic statistics, including the specific report(s), author(s), and date(s) of publication.

Private Placement, page 2

12.   Please tell us how you plan to value and account for the private placement warrants that will be sold to your affiliate, AEX. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

The Offering, page 3

13.   The Summary and Offering sections do not mention the underwriters' option to purchase up to 280,000 units for $10 per unit, as described on page 95. Please briefly disclose the details of this transaction in the summary section.

14.   Please state whether the underwriters have the right to consent before the company can exercise its redemption right and, if so, discuss in an appropriate section any conflicts of interests that result from such rights.

15.   Please identify the "founders or their permitted transferees" on page 5, as it relates to the private placement warrants and who they may be transferred to. Similarly, please clarify the term "associated with such persons" on page five. Does this mean affiliates, or does this term encompass a broader set of potential transferees? Please identify all associated persons that the private placement warrants may be transferred to. Finally, revise to clarify the "certain limited circumstances" in which AEX Enterprises Limited will be permitted to transfer its private placement warrants.

Summary Financial Data, page 17

16.   We note that the working capital balance prior to the proposed offering is inconsistent with
       the financial statements, which reflects negative working capital. Please revise your
       disclosure accordingly.

Shareholders must approve our initial business combination, page 8

17.   In the appropriate section in the summary and in the Articles of Association section on page
       66, please identify any and all provisions of your offering (and articles of association)
       which you believe to be obligations to your shareholders and clearly state the vote required
       for modifying such provisions. Clearly indicate how the founders will vote in any proposal
       to modify those provisions. Also, indicate whether the company views the business
       combination procedures in your articles as obligations to investors, and whether the officers,
       directors and founders will take any action to waive or amend any of the procedures.
       Finally, address whether any such restrictions on amendment to the articles of association
       are enforceable under Cayman Islands law.

Risk Factors, page 19

18.   Please revise risk factor 4 to clearly address the risks presented from the reduction or
       elimination of the protections to the shareholders from the noted requirements and
       restrictions.

19.   Please revise risk factor 10 to address the larger amount of funds that may be returned with
       approximately 30% of the public shareholders exercising their redemption rights.

20.   Please revise risk factor 15 to clearly address the risk to investors.

21.   Page 27 of the prospectus states that all of your directors may not be considered
       independent under the policies of the North American Securities Administrators
       Association, Inc. Page 64 of the prospectus refers to the "board of directors, a majority of
       which are independent directors." Page 77 also makes reference to independent directors.
       Please reconcile these statements.

22.   Please revise risk factor 28 to indicate the number of shares and the nominal paid by the
       founders for their shares.

23.   We note your disclosures regarding the warrants on page 29. Given that the warrants may
       expire worthless if there is no effective registration statement, there would appear to be the

risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

24.   In addition to your discussion of "similarly structured" companies on page 30, please list the figures for blank check companies with a focus on the PRC. Please also list the number of blank check companies that have a focus on the PRC that have consummated a business combination and the number that have entered into definitive agreements.

25.   Please revise risk factor 34 to also address the number of blank check companies that have filed registration statements that have not gone effective and the amount of funds sought by those blank check companies.

Use of Proceeds, page 44

26.   We note your statement that Robert Eu provided the company with a line of credit to pay the expenses of the offering and the advances will be paid 15 days following the consummation of the offering. Please indicate in working capital section of your use of proceeds table the payment of the advances under the credit line.

27.   We note you indicate that the officers and directors will receive reimbursement for out-of-pocket expenses incurred in connection with identifying potential target businesses and performing due diligence on suitable business combinations. Revise to clarify whether there is any limit on the amount of reimbursement for out-of-pocket expenses.

Dilution, page 48

28.   We note that your disclosure in the second paragraph regarding the increase in net tangible book value of $5.63 to your founders is inconsistent with your tabular disclosure. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

29.   We note the statement at the top of page 52, "[w]e will use substantially all of the net proceeds of this offering to acquire one or more target businesses, including identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating the business combination." Please clarify that these expenses will be paid from the proceeds not held in trust. Please explain these expenses in more detail.

Proposed Business, page 53

30.   Please provide a reasonable basis for the following statements found on page 53:
   - "favorable labor rates and efficient, low-cost manufacturing capabilities;"
   - "the fact that China's public equity markets are not as well developed and active as the equity markets within the United States and are characterized by companies with relatively small market capitalizations and low trading volumes, thereby causing Chinese companies to attempt to be listed on the United States equity markets."

31.   On page 54, the company's structure is described as being attractive to certain private businesses that want to merge with an already public company to avoid the uncertainties associated with undertaking its own public offering. Please reconcile this statement with difficulties outlined on page 71 and balance your disclosure appropriately.

32.   In the second paragraph of the section "Sources of Target Businesses," the company stated it may use third party finders and pay a finder's fee to locate potential businesses. Please disclose the factors the company would use to determine whether to use a finder and pay a finder's fee.

33.   In the second paragraph of the section "Sources of target businesses," we note the disclosure that third parities may inform you of potential target businesses either when you engage such entities or such entities approach you on an unsolicited basis. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.

Redemption rights for shareholders voting to reject the extended period or our initial business combination, page 62

34.   Please revise to discuss in detail the steps required to be taken by the public shareholders to redeem their shares for the pro rata share of the trust account.

Management, page 72

35.   If you voluntarily disclose business experience of management beyond five years, provide a complete discussion. Please include all dates of management's association or employment with the listed firms and companies.

36.   In the table on page 74, please clearly disclose how WRH+Co and the noted executives were involved in each noted transactions. Also disclose after the table whether Messrs. Eu, Cannon and Ting had any roles in finding the targets and completing the noted blank check transactions.

37.   Under "Conflicts of Interest," page 75, the first bullet point indicates that "[a]ll of our officers and directors are currently performing services for other blank check companies," but that none of them are rendering assistance "in connection with a business combination." Please disclose the nature of the services that they are currently performing and identify the blank check companies.

38.   We note in the first bullet point on page 75 that none of the officers or directors are currently engaged by other blank check companies to assist in connection with a business combination. Please disclose whether the officers and directors are nevertheless free to render assistance to other blank check companies in connection with a business combination, particularly entities with a focus on the PRC.

39.   Also, please disclose whether officers and directors are free to immediately organize, promote, or become involved with other blank check companies.

40.   Please disclose more information about the specific pre-existing relationships between the company, its officers, directors, and consultants with WR Hambrecht + Co, Marbella Capital Ltd., Marbella Capital Partners, AEX Enterprises Limited, and Hambrecht Eu Capital Management LLC. Please focus on the ownership and affiliation with the company.

Principal Shareholders, page 78

41.   Please revise to disclose the "certain limited exceptions for transfers" noted on page 78.

42.   Please clarify whether a transferee of the founders' ordinary shares would receive any portion of the liquidation proceeds in the event of a liquidation.

43.   Please disclose the business address of each beneficial owner listed on the table on page 78.

Private placement warrants, page 84

44.   Please disclose the "certain limited circumstances" whereby AEX Enterprises Limited will be permitted to transfer the private placement warrants.

Financial Statements, page F-1

45.   Please update the financial statements as required by Item 8 of Form 20-F.

Audit Report, page F-2

46.   We note that the audit report does not include the name of your independent accountant and

there is no indication that the report has been signed. Please refer to Rule 2-02 of Regulation S-X, discuss with your independent accountant and revise the report accordingly.

Note 2 – Summary of Significant Accounting Policies, page F-8

47.   Please revise your disclosure to state your functional currency, and if applicable, your accounting policies regarding foreign currency translation under SFAS 52.

Note 3 – Proposed Offering, page F-9

48.   Please clarify whether the volatility calculation of 35.4% is the average of volatilities of similar public companies as discussed in paragraph A22 of SFAS 123(R), or whether the sum of the stock prices of the identified companies was used to create an index to calculate volatility. If an index was used, please tell us how you determined that the use of an index was appropriate when comparable public companies appear to exist. Tell us whether you calculated volatility using daily historical prices or some other historical interval. Provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. We may have additional comments after reviewing your response.

49.   Please revise Management's Discussion & Analysis to provide disclosures regarding the fair value of the UPO, similar to those provided in the financial statements.

Exhibits

50.   We note that several of your exhibits, including your legality opinion, have not been filed. Please note we will review and comment upon these agreements when they are filed.

Exhibit 4.5 - Warrant Agreement

51.   We note your disclosure on page F-9 that in no event will the company be required to net cash settle the warrants. However, the filed warrant agreement does not appear to include such a provision. Please revise your warrant agreement to clarify that the company cannot be required to net cash settle the warrants under any circumstances. Alternatively, please explain why you believe that the provisions of the filed agreement support equity classification of the warrants under paragraph 17 of EITF 00-19.se provide a currently dated consent of the independent accountants in any amendment.

Exhibit 23.1

52.   You are reminded that a currently dated consent of the independent accountants with a conformed signature should be included in any amendment to the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
          Fax: (212) 407-4990